EXHIBIT 99.1

Addex Therapeutics Completes Patient Enrollment for Dipraglurant Blepharospasm Phase 2 Clinical Study

Top-line Data Scheduled to Report in Q2 2022

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 13, 2022 - Addex Therapeutics Ltd (SIX: ADXN, Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that patient enrollment has been completed in its Phase 2a clinical study evaluating dipraglurant as a potential treatment for blepharospasm, a type of dystonia characterized by involuntary contractions or spasms of the eyelid muscles. Dipraglurant selectively targets the metabotropic glutamate receptor subtype 5 (mGlu5) through allosteric modulation to downregulate the neurotransmission believed to cause blepharospasm.

A total of 15 patients have been enrolled into this double-blind, placebo controlled Phase 2a feasibility study. The primary objective of the study is to evaluate the safety and tolerability of dipraglurant in patients administered with 50mg and 100mg doses. The effects on the severity and frequency of blepharospasm signs and symptoms using objective measures, clinical ratings and patient reported outcomes will also be evaluated as secondary endpoints. Data from the study are expected in Q2 2022.

“This phase 2 feasibility study of dipraglurant in blepharospasm patients has progressed well and, if successful, will provide an important validation of the mode of action in this debilitating condition where patients urgently need improved treatment options,” said Roger Mills, MD, Chief Medical Officer of Addex.

“We are excited to have achieved this important milestone and look forward to reporting data from this first ever study of an mGlu5 NAM in blepharospasm patients,” added Tim Dyer, Chief Executive Officer of Addex. “Our clinical and preclinical pipeline is advancing as planned, with this blepharospasm study read out in Q2 being the first study to report data in what is set to be an active 2022 for Addex.”

Blepharospasm is a form of dystonia characterized by involuntary contractions or spasms of the eyelid muscles which can result in sustained eyelid closure causing substantial visual disturbance or functional blindness. It currently affects around 50,000 people in the US, with approximately 2,000 new cases diagnosed each year and qualifies for orphan drug designation. The cause of blepharospasm is thought to involve overstimulation of the blink reflex resulting from excessive glutamate stimulation. Botulinum toxin injections are the only approved drug treatment.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in substance use disorder. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, M4 PAM for psychotic disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.